180 A – 13040 No 2 Road
Richmond, BC, V7E 2G1
Tel: 604-275-2170, Fax: 604-275-8745
Toll Free: 1-888-806-6099
www.foruminvestments.com

November 13, 2009

BY COURIER & EDGAR

David Humphrey & Amy Geddes
Branch Chief & Financial Review Officer Respectively
Division of Corporate Finance
United States Securities and Exchange Commission
Washington, D.C. 20549 – 7010

Dear Mr. Humphrey & Amy Geddes:

Re:	Forum National Investment Ltd. (“Forum”)
Form 20-F for the year ended September 30, 2007
Form 20-F for the year ended September 30, 2008
File No. 000-29862

     We confirm receipt of your letter dated July 24, 2009, which provided your comments on our Form 20-F filed for the period ended September 30, 2007 and our Form 20-F filed for the period ended September 30, 2008. We have responded using the same reference numbers and heading references as in your letter to reply as follows:

Form 20-F for the Year Ended September 30, 2008

Life Settlements, pages 18-19

1. Initial purchase of maturity value of life insurance policies. The typo in this paragraph has been corrected to say $30,930 Thousand (not Million).

2. (a) Purchase of approximately $31 Million USD maturity value of life insurance policies for $1,548,070 CDN. We purchased the policies in the normal course of business. Policies are purchased at discounts to their maturity value. The amount paid is usually more than the cash surrender value but less than the net death benefit of the policy. The actual purchase price of a life insurance policy is the result of weighing multiple factors such as the maturity value of the policy, any cash surrender value, the insured’s estimated life expectancy, future premiums due and any other fees or costs. All transactions for policies we acquired were arms-length negotiations at fair value for the policies at the time.

     (b) $5 Million USD of policies that “matured” in the third quarter of 2008. The matured policy in the 3rd quarter belonged to one person. This person unfortunately developed a fatal condition subsequent to obtaining insurance coverage and passed away well inside the remaining life expectancy period. Our receipt of the payment was made after the insurance company completed all of its required protocols in such circumstances.

Report of Independent Registered Accountant, page 62

3. Audit opinion letter of Audit firms involved. Smythe Ratcliffe LLP were the only auditor firm involved with the audit of our balance sheet as of September 30, 2007 and the related consolidated

SEC Response Letter
November 13, 2009
Page - 2 -

statements of operations, comprehensive income (loss) and deficit and cash flows for the nine month period ended September 30, 2007 and the year ended December 31, 2006. An Audit Report letter from Symthe Ratcliffe LLP will be included in our Form 20-F/A for the year ended September 30, 2007 and in our Form 20-F/A for the year ended September 30, 2008.

BDO Dunwoody LLP were the only auditor firm involved with the audit of our balance sheet as of September 30, 2008 and the related consolidated statements of operations, comprehensive income (loss) and deficit and cash flows for the nine month period ended September 30, 2008. An Audit Report letter from BDO Dunwoody LLP will be included in our Form 20-F/A for the year ended September 30, 2008 subject to the satisfaction of the SEC of the proposed amendments contained in this and other correspondence with the SEC.

Note 2 – Significant Accounting Policies

(b) Revenue recognition, page F-7

4. Classification of Life Settlements. Amounts earned from our investments in life settlement contracts is revenue and not investment income or non-operating income. The life settlement business is a new operating business of Forum and thus the income and expenses are correctly reported as operating activities in our financial statements. As previously discussed in our response letter to the SEC comment letter dated April 2, 2009, Forum has entered the Life Settlement industry not as a passive investment but as an integral part of its business operations. Therefore Forum discloses the revenue attributable to Life Settlements net of premiums paid, as part of our operating revenue. We have provided disclosure in the following Notes to the 2008 Financial Statements to clarify our position:

  Note 2 Significant Accounting Policies (b) Revenue Recognition (ii) Accounting for Life Settlement Contracts

  Note 4 Business Segment Disclosure

  Note 6 Life Settlement Disclosure

(i) Earnings per share, page F-9

5. Diluted Earnings Per Share Accounting policy. We have revised and expanded our disclosure in this section to the Notes to the 2008 Financial Statements to include the following paragraph:

“Basic earnings-per-share is calculated using the weighted average number of common shares outstanding during the year and assumes conversion of all outstanding Series “B” Preference convertible shares. Under the treasury stock method, diluted earnings-per-share is calculated based upon the weighted average number of shares issued and outstanding during the year, adjusted by the total of the additional common shares that would have been outstanding assuming exercise of all stock options and conversion of all Series “A” Preferred convertible shares without par value convertible to 50% of the number of fully diluted common shares after conversion. See note 13(b) for calculation of weighted average share outstanding for calculation of diluted earnings per share.”

Note 3 – Investments, page F-13

6. Acquisition of Certain Assets of Family Vacation Centers. We have revised our presentation of the acquisition of the assets of Family Vacation Centers Ltd to identify the transaction as a business

SEC Response Letter
November 13, 2009
Page - 3 -

acquisition. As we continued to actively sell memberships subsequent to the acquisition of the assets, this is consistent with a business acquisition, under SFAS 141(R). The identifiable assets acquired, being the notes receivable and vacation club memberships were recorded at fair value which approximates the exchange value in an arms’ length transaction.

7. Family Vacation Club Memberships - Investment versus Intangible Assets. The acquisition of Family Vacation Centers is being revised to be presented as a business combination, where as the identifiable assets acquired were the notes receivable and vacation club memberships. These assets are intangible assets, and we have revised our disclosure to identify the assets acquired as intangibles. As the assets are amortized over their remaining useful life, no other changes are required.

8. Amortization of the Value of the Family Vacation Memberships Acquired. The vacation club memberships are being amortized over each membership’s original useful life of five years. When Forum purchased the vacation club memberships all memberships had different remaining “life spans” conceivable from 1 to 60 months. Each membership was acquired at an amount representing the remaining lifespan as a portion of the original purchase price. Each membership is amortized in equal portions over the remaining lifespan from the purchase date. If Forum calculated amortization at a flat 20% per annum amortization factor, the charge to revenue would have been $520,560 and not $681,350 as reported.

9. Reconciliation of Date of Purchase of Certain Assets of Family Vacation Centers. The purchase dates in the Form 20-F and in the Notes to the Financial Statements have all been reconciled to October 18, 2007.

Note 4 – Business segments, page F-14

10. Costs Associated with Life Settlements. We account for our life settlement contracts using the fair value method, which is consistent with FASB Staff Position FTB 85-4-1: Accounting for Life Settlement Contract by Third-Party Investors. We report policy premiums and other continuing costs to maintain these policies in the same financial line used to report changes in fair value on the income statement.

SEC Response Letter
November 13, 2009
Page - 4 -

Note 5 – Financial Instruments

(b) Liquidity risk, page F-17

11. Expected Future Life Insurance Premiums. We have revised our tabular disclosure to include the anticipated future payments for the successive 5 years and beyond.

Note 6 – Investments in Life Settlements, page F-19

12. (a) Determination of Fair Value of Life Settlement Policies. The fair value of settlement contacts are determined when we have negotiated with an arms-length party for the settlement contract (policy) price, and have consummated the transaction.

Subsequent to acquisition, the fair value of the life settlement policy is estimated by management based on information available (or lack of any information that my indicate a change in any factors that would affect the fair value of the life settlement policy) as at each balance sheet date, taking into account various factors, such as: time lapsed since acquisition to reporting date; any changes within the policy values such as the build up or depletion of cash within the policy, the cash surrender values of the policy, and the premium cash flow requirements.

We can use a variety of factors to estimate the fair value of the settlement contracts, which may include: a Milliman report (which is an industry standard reporting tool), current market conditions, updated life expectancies, expected premium payments, current and expected interest rates, and updated mortality rates.

(b) Example of Determination of Fair Value of an Actual Policy.

The following criteria were used in assessing the fair value of an actual policy we held:

  Female age 79, issue age 76
  Underwriting life expectancy of 14 years
  $6M maturity amount, UL Option A, zero fund value
  Annual cost of insurance $281,000
  present and anticipated interest rates
  Standard mortality based on 2001 VBT Basic Table
  Impaired mortality slope assumes constant impairment factor
  Rating of underwriter

We considered these factors in assessing the fair value of the settlement contract.

(c) General Summary of all of our Policies. As of September 30, 2008 we had:

  Number of Polices Held: 5
  Range of Maturity Values of Polices: $900,000 to $10,000,000
  Average Age of Insured: 79
  Average Future Premium Payable; 2,129,916
  Total Future Premiums Payable: 12,779,499

SEC Response Letter
November 13, 2009
Page - 5 -

13. Disclosure Required by Paragraphs 17 and 18 of FSP 85-4-1. We have revised our disclosure to include these items.

14. The Issuance of the Series A & B Preferred Shares. The shareholders of Forum at an annual general and special meeting of the shareholders held on March 5, 2007, approved the creation and the issuance of the Series A and B Preferred Shares. The Board of Directors at that meeting were given the sole discretion as to whether proceed in creating these shares and if created the timing of the issuance date of these shares. The board of directors passed a resolution dated June 27, 2007 to go forward with the creation and issuance of the Series A and B Preferred Shares. They established that all the shareholders of record as of June 27, 2007 were to receive one Series A and one Series B Preferred Share for each common share they held in Forum on that date. The Preferred Shares were adopted to ensure that existing shareholders of Forum would not be unduly diluted by any future private placements conducted by Forum unless they were all in agreement it was in the best interest of Forum.

15. Conversion Rate of the Series A Preferred Stock. The reference to 100% is a typo. The series will convert into a number of common shares that will represent 50% of the number of fully diluted common shares after conversion.

16. Diluted Common Stock Calculation and the Preferred Shares. The Series A and Series B preferred shares are converted into shares of common stock as follows:

13,933,983 Series B preferred shares = 13,933,983 common shares

Series A preferred shares = [(28,618,983 (total issued and outstanding common shares) + 13,933,983 (Series B Preferred Shares) + 2,835,000 (outstanding stock options and all other convertible securities) ]

The actual number of common shares the Series A preferred shares are convertible into changes to reflect the fully diluted common stock issued and outstanding before taking into consideration the conversion of the Series A preferred stock at the time of actual conversion.

The terms of the Series A and Series B preferred stock has not changed since they were adopted.

The weighted average basic and diluted earnings (loss) per share as at September 30, 2007 have been restated to include the assumed conversion of the Series B preferred shares. Under the ‘if converted’ method, the Series A preferred shares are not included in the calculation of diluted earnings per shares as their effect would be anti-dilutive.

17. Non-dilutive Reference to Series A and Series B Preferred Shares. We have revised our wording through-out the Form 20-F and notes to the financial statements to remove any “non-dilutive” reference.

SEC Response Letter
November 13, 2009
Page - 6 -

We originally used this terminology as it conveyed what the purpose of the Series A and Series B preferred shares at the time of issuance.

18. Conditions to Conversion of Series A and Series B Preferred Shares. We have revised our financial statements and corresponding notes to recognize the Series B preferred shares as outstanding common stock and have included these shares in the computation of basic earnings per share. The Series A preferred shares are not contingently issued shares as defined by SFAS 128 paragraph 10, but may only be converted into shares of the common stock of Forum on if a majority of the holders of the Series A shares vote in favor of such conversion. The Series B preferred shares may be converted at any time at the sole election of the holder.

19. Value of 25% Investment in Needles . The Colorado River Resorts, LLC project to go forward was contingent on certain development financing being obtained by the general partner. Without the commitment of the general partner and the other partners to obtain the needed financing, the project was unable to proceed and as a result, the project was abandoned. Given the current and foreseeable real estate market in the southern United States, the investment has become impaired and it is unlikely Forum will recover any of its investment in the project.

The Company acknowledges that:

1.  It is responsible for the adequacy and accuracy of the disclosure in the filing.

2.  Staff comments or changes to disclosure in response to staff comments do not foreclose the commission from taking any action with respect to the filing. And,

3.  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     We trust you will find the enclosed in order.

Yours Truly,

FORUM NATIONAL INVESTMENTS LTD.

/s/ Martin Tutschek

Per:

Martin Tutschek
Chief Financial Officer

Attachments